UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 25, 2011

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on March 25, 2011.

BOARD OF DIRECTORS REPORT FOR STOCKHOLDERS MEETING PUBLICLY AVAILABLE

Milan, March 25, 2011 — Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a global leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, announced today that the Board of Directors Report for the Stockholders Meeting convened on April 28, 2011, on first call, and April 29, 2011, on second call, is available at the Company’s registered office and at Borsa Italiana (www.borsaitaliana.it). Additionally, the Company filed with the SEC the Proxy Statement relating to this Stockholders Meeting, which is to be sent to holders of the Company’s American Depositary Shares.

Both the Report and the Proxy Statement are available on the Company’s website at www.luxottica.com.

Given past experience and the Company’s share capital structure, the Meeting will likely take place on April 28, 2011.

Contacts

Ivan Dompé

Group Corporate Communications Director

Tel.: +39 (02) 8633 4726

Email: ivan.dompe@luxottica.com

Luca Biondolillo

Group Director of International Corporate Communications

Tel.: +39 (02) 8633 4096

Email: LucaBiondolillo@luxottica.com

Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4038 Email: InvestorRelations@Luxottica.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: March 25, 2011		ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER